        FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on December 5, 2008 that the Company Announces Signing Memorandum of Agreement to Purchase Handymax Drybulk Carrier, Extension of the Period Charter of One of its Container Ships and Conclusion of FFA Contract.

EXHIBIT 1

Euroseas Ltd. Announces Signing Memorandum of Agreement to Purchase Handymax Drybulk Carrier, Extension of the Period Charter of One of its Container Ships and Conclusion of FFA Contract.

Maroussi, Athens, Greece - December 5, 2008 - Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today, that it signed a memorandum of agreement to purchase the M/V Solar Europe, a handymax drybulk carrier of 46,667 dwt built in 1998 in Japan, for approximately $18 million. The vessel is expected to be delivered to the Company`s fleet around January 31, 2009.

The Company also reached an agreement to extend for about one year the charter of one of its feeder containerships, M/V Ninos, at a gross daily rate of $8,060 while reducing the rate of the vessel to the same level for the 4 last months of her current charter.  As a result of the extension of the charter of M/V Ninos, 54% of the Company’s container ship and multipurpose carrier fleet is under time-charter contracts in 2009. Overall, including the Company`s dry bulk fleet and after delivery of M/V Solar Europe, about 35% of the Company’s total fleet days in 2009 are covered under time-charter contracts.

The Company also announced that it sold a Freight Forward Agreement (FFA) on the panamax index for Calendar 2010 for a modern panamax equivalent at about $10,500/day. Such a contract serves as an approximate hedge to one of our panamax vessels for 2010 effectively locking in a rate of about $9,500/day.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are delighted to announce the acquisition of M/V Solar Europe, a 10-year old Japanese built handymax bulker as part of our fleet renewal and expansion program.

Over the last 2 years, we generally avoided investing in the drybulk market acquiring only a couple of elder units, an age group that allowed us to maximize returns on investment while minimizing residual value and charter renegotiation risk.  However, the recent drop in vessel prices has made fleet renewal economically attractive again.  The extension of the charter of Ninos and the FFA contract are part of our strategy to increase the visibility of our cash flow for the next two years.

While we maintain our cautious short term outlook for both the drybulk and container markets, we are confident that the strength of our balance sheet and the low cost structure of our operations (one of the lowest amongst the public companies) will enable us to successfully navigate through the challenging times ahead. We further believe that vessel price levels over the next twelve months will provide us with a unique opportunity to gradually renew our fleet as well as acquire additional vessels.”

Fleet Profile:

After the delivery of M/V Solar Europe, the Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	Spot/Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-09	$52,000
IOANNA P.	Panamax	64,873		1984	Spot	Spot
SOLAR EUROPE (to be renamed)	Handysize	46,667		1998	Spot - from Jan-09	Spot
NIKOLAOS P.	Handysize	34,750		1984	Spot	Spot
GREGOS	Handysize	38,691		1984	Spot	Spot
Total Dry Bulk Vessels	6	323,983

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Jan-09	$15,250
OEL INTEGRITY (ex-JONATHAN P)	Handy size	33,667	1,932	1990	TC ‘til Mar-09	$16,500
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Sep-09	$18,500
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-10	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jan-09	$15,800
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	17	620,238	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas` operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 3 Panamax drybulk carriers, 2 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 277,316 dwt, its 10 container ships have a cargo capacity of 17,787 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company`s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as expects, intends, plans, believes, anticipates, hopes, estimates, and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company`s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company`s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  December 5, 2008

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President